Part II: Activities of the Broker-Dealer Operator and its Affiliates

1. Broker-Dealer Operator Trading Activities on the ATS

    a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS? (Y/N)
    Yes

    If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

    1. ~~Global Equities~~Electronic **Trading Americas** ~~(“GET”): Focuses~~: Low touch sales and trading focusing **primarily on executing orders**~~, providing liquidity and carrying inventory to facilitate client demand~~ via algorithmic trading, smart order routing and direct market access **in listed cash equity products for institutional clients.**
    ~~GET Business Subunits (~~
    MPID: DBAB

    Order **Capacity**~~):~~

    ~~Low Touch Sales and Trading desk, for algorithmic trading, Smart Order Routing, and Direct Market Access (:~~ **Agency**~~, Principal)~~

    ~~High Touch Sales and Trading, including the following desks:~~

    ~~Portfolio Trading (Agency)~~

    ~~Capital Markets Execution – Private Wealth Management (Agency)~~

    ~~Equity Capital Markets (Agency, Principal, Riskless Principal)~~

    ~~MPID: DBAB~~

    2. **Synthetic Equity Trading Americas: Provides liquidity in synthetic products (swaps, futures, synthetic forwards, ETFs/ETNs, certificates, and notes), hedging the market risk and financial resources associated with these transactions with various financial instruments for institutional clients.**

    MPID: DBAB
    Order Capacity: Agency

3. **Fixed Income and Currencies Americas: Focuses primarily on executing orders, providing liquidity and carrying inventory to facilitate client demand in foreign exchange, rates, credit, and emerging markets debt, convertible securities, equities, and options for institutional clients.**

Including the following high touch sales and trading desks:

Capital Markets Execution – Private Wealth Management (Agency)

Equity Capital Markets – (Agency, Principal, Riskless Principal)

MPID: DBAB
Order Capacity: Agency, Principal, Riskless Principal

3. **Order Interaction with Broker-Dealer Operator; Affiliates**

   a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?
   Yes

   If yes, explain the opt-out process.

   Subscribers can opt out of interacting with the BDO's orders in the ATS by requesting to opt out of interacting with a counterparty type or types of the BDO (as defined in Part III, Item 13). BDO counterparty types include DB Agency, DB Principal or Subscribers can request to opt out of interacting with any or all of the specific business units or desks of the BDO described in Part II, Item 1(a).

   Subscribers may request to opt out of the BDO's orders in the ATS by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. Further information on counterparty types can be found in Part III, Item 13.

   b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?
   Yes

   If yes, explain the opt-out process.

   Subscribers can opt out of interacting with a counterparty type or types. As described in Part III, Item 14, Subscribers may request to opt out of interactions with counterparties, including the BDO's Affiliates, by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any subsequent time.

4. **Arrangements with Trading Centers**

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?
Yes

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

The terms and conditions to access the ATS are the same for all Subscribers submitting orders in the same manner, including Subscribers who are Trading Centers.

While there are no formal or informal mutual arrangements between the BDO and Trading Centers to provide minimum levels of liquidity (see response to Part III, Item 12), the following Subscribers, some of which may be Trading Centers, have mutual access agreements with the BDO which may include access to the ATS:

Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Virtu ITG LLC (formerly ITG Inc.)
Morgan Stanley & Co. LLC
UBS Securities, LLC

The BDO has arrangements with other Subscribers who may be Trading Centers to access the ATS.

The terms and conditions for any Subscriber, including Trading Centers, to access the ATS are described in Part II, Item 5(a).

Part III: Manner of Operations

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13) as well as individual counterparties. BDO counterparty types include DB Agency, DB Principal or Subscribers can request to opt out of interacting with any or all of the specific business units or desks of the BDO described in Part II, Item 1(a). Additionally, Subscribers can enable self-cross prevention, which blocks a Subscriber from matching against its own orders.

Subscribers may request to opt out of counterparty interactions by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.